UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On January 25, 2017, Kornit Digital Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein (the “Underwriters”), and Fortissimo Capital Fund II (Israel), L.P. and Gabi Seligsohn (together, the “Selling Shareholders”), relating to an underwritten public offering (the “Offering”), of 7,500,000 shares of the Company. Of the 7,500,000 offered shares, 2,000,000 are being sold by the Company and 5,500,000 are being sold by the Selling Shareholders, consisting of 5,410,000 by Fortissimo Capital Fund II (Israel), L.P. and 90,000 by Gabi Seligsohn, the Company’s Chief Executive Officer. The offering price to the public is $16.50 per share. The Company and one of the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an aggregate of 1,125,000 shares at the public offering price. The Offering is expected to close on or about January 31, 2017.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333- 215404), previously filed with the Securities and Exchange Commission (the “SEC”). The Company has filed a final prospectus supplement dated January 25, 2017, relating to the Offering, with the SEC.

On January 23, 2017, the Company issued a press release titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

On January 25, 2017, the Company issued a press release titled, “Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.2 to this Form 6-K.

This Report of Foreign Private Issuer is incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-215404, filed with the SEC on January 3, 2017, and on Form S-8, SEC file numbers 333-214015 and 333-203970, filed with the SEC on October 6, 2016 and May 7, 2015, respectively.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: January 26, 2017	By:	/s/ Guy Avidan
Name: Guy Avidan Title: Chief Financial Officer

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Exhibit Index

Exhibit	Description

1.1	Underwriting Agreement, dated as of January 25, 2017, by and among the Company, Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, and Fortissimo Capital Fund II (Israel), L.P. and Gabi Seligsohn.

5.1	Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to the Company, as to the validity of the ordinary shares (including consent).

23.1	Consent of Meitar Liquornik Geva Leshem Tal (included in Exhibit 5.1.)

99.1	Press release dated January 23, 2017 and titled, “Kornit Announces Launch of Public Offering of Ordinary Shares.”

99.2	Press release dated January 25, 2017 and titled, “Kornit Announces Pricing of Upsized Public Offering of Ordinary Shares.”

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